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                               August 4, 2021

       James Hauslein
       Chairman and Chief Executive Officer
       Jupiter Acquisition Corp.
       11450 SE Dixie Hwy
       Hobe Sound, FL 33455

                                                        Re: Jupiter Acquisition
Corp.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed July 26, 2021
                                                            File No. 333-248411

       Dear Mr. Hauslein:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No.4 to Registration Statement on Form S-1

       Summary, page 1

   1. We note that you downsized the offering to $150,000,000 and added new disclosure regarding anchor
investors. You define anchor investors as "certain funds and accounts managed by members of
an affiliate of our sponsor, that have expressed to us an interest to purchase an
aggregate of $133.65 million of units in this offering." This would constitute a
substantial majority of the offered units. Please expand your disclosure to name the affiliate and
to identify the nine anchor investors interested in purchasing up to
                                                        9.9% individually and
89.1% collectively of the 15M offered units. Also disclose clearly that these anchor
investors have collectively expressed their interest in purchasing units at a level that totals
89.1% of the offered units if all such indications of interest are confirmed.
 James Hauslein
Jupiter Acquisition Corp.
August 4, 2021
Page 2

       You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Gus
Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff
Attorney, at (202) 551-8749 or Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.



                                                           Sincerely,
FirstName LastNameJames Hauslein
                                                           Division of
Corporation Finance
Comapany NameJupiter Acquisition Corp.
                                                           Office of Energy &
Transportation
August 4, 2021 Page 2
cc:       Jason Simon
FirstName LastName